

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Michael J. Alkire
President and Chief Executive Officer
Premier, Inc.
13034 Ballantyne Corporate Place
Charlotte, NC 28277

       Re: Premier, Inc.
           File No. 001-36092
           Form 10-K for the Year Ended June 30, 2021
           Filed August 17, 2021

Dear Mr. Alkire:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services